Exhibit 99.1

Press Releases

SPI Energy Co., Ltd. Provides Update on Nasdaq Matters

HONG KONG, July 10, 2017 (GLOBE NEWSWIRE) — SPI Energy Co., Ltd. (“SPI Energy” or the “Company”) (Nasdaq:SPI), a global clean energy market place for business, residential, government and utility customers and investors, today announced that on July 7, 2017, it received a hearings letter from The Nasdaq Stock Market LLC (“Nasdaq”).

As previously reported, on June 30, 2017, the Company was notified by the Nasdaq Listing Qualification Staff (the “Staff”) that the Company’s securities were subject to delisting as a result of the Company’s noncompliance with Nasdaq Listing Rule 5250(c). On July 7, 2017, the Company timely submitted a request for a hearing before the Nasdaq Listing Qualifications Panel (the “Panel”) and a stay of the delisting. Nasdaq has confirmed that a hearing has been set for August 10, 2017, at which hearing the Company will demonstrate its ability to regain compliance with the particular deficiencies cited by the Staff as well as its ability to sustain long-term compliance with all applicable maintenance criteria. In addition, the delisting action referenced in the Nasdaq Staff’s determination letter has been stayed for 15 calendar days, or until July 22, 2017.  Upon expiration of the stay period, the Company’s securities will be suspended from trading unless the Panel grants an extension of the stay pending the hearing.  The Company will be notified of the Panel’s determination before the expiration of the 15-day stay period.

About SPI Energy Co., Ltd.

SPI Energy Co., Ltd. is a global provider of photovoltaic (PV) solutions for business, residential, government and utility customers and investors. SPI Energy focuses on the EPC/BT, storage and O2O PV market including the development, financing, installation, operation and sale of utility-scale and residential PV projects in China, Japan, Europe and North America. The Company operates an innovative online energy e-commerce and investment platform, www.solarbao.com, which enables individual and institutional investors to purchase innovative PV-based investment and other products; as well as www.solartao.com, a B2B e-commerce platform offering a range of PV products for both upstream and downstream suppliers and customers. The Company has its operating headquarters in Hong Kong and maintains global operations in Asia, Europe, North America and Australia. For additional information, please visit: www.spisolar.com.

For investors and media inquiries please contact:

SPI Energy Co., Ltd.
IR Department
Email: ir@spisolar.com
SPI Energy Co., Ltd.